VolAero UAV & Drones Holdings Corp.
Consolidated Statement of Operations
May 19, 2016 (inception) to December 31, 2016
(unaudited)

		Period from inception to December 31, 2016
Service revenue	$	2,250
Total revenue		2,250
Expenses:		
Salaries & wages		109,888
Advertising & marketing		6,040
Professional fees		66,333
Rent & facility costs		42,760
Depreciation		4,078
Employee benefits		29,955
Repairs & maintenance		8,036
Insurance		2,463
General and administrative		26,470
Total operating expenses		296,023
Net loss from operations & before provision for income tax		(293,773)
Provision for income taxes		-
Net loss	$	(293,773)
Loss per common share	$	(0.06)
Weighted average number of shares outstanding - Basic and fully diluted		5,000,000